Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)
(unaudited)

	Year Ended December 31,												Three Months Ended March 31,
									2004		2004		2005		2005
	2000		2001		2002		2003		Actual		Proforma (1)		Actual		Proforma (1)
Fixed Charges:
Interest expense on indebtedness	$14,773		$42,730		$49,069		$45,716		$46,207		$52,644		$11,016		$12,625
Interest expense on portion of rent expense representative of interest	350		478		427		442		558		558		171		171

Total Fixed Charges	$15,123		$43,208		$49,496		$46,158		$46,765		$53,202		$11,187		$12,796

Earnings:
Income before provision for income taxes and minority interest	$150,727		$296,635		$170,380		$141,634		$216,568		$210,131		$42,634		$41,025

Fixed charges	15,123		43,208		49,496		46,158		46,765		53,202		11,187		12,796

Total earnings	$165,850		$339,843		$219,876		$187,792		$263,333		$263,333		$53,821		$53,821

Ratio of earnings to fixed charges	11.0	x	7.9	x	4.4	x	4.1	x	5.6	x	4.9	x	4.8	x	4.2	x

(1)	The ratio of earnings to fixed charges for the year ended December 31, 2004, and the three months ended March 31, 2005, have been adjusted on a proforma basis assuming the $350.0 million of 1.5% Notes were outstanding since January 1, 2004.